JONES DAY

SILICON VALLEY OFFICE  —  1755 EMBARCADERO ROAD  —  PALO ALTO, CALIFORNIA 94303

TELEPHONE: 650-739-3939  —  FACSIMILE: 650-739-3900

Direct Number: (650) 739-3997

segillette@jonesday.com

July 13, 2010

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549-3628

Attention: Daniel Morris, Special Counsel

Re:	Virage Logic Corporation
Form 10-K for fiscal year ended September 30, 2009
Filed December 15, 2009
Form 10-Q for the quarterly period ended March 31, 2010
File No. 0-31089

Dear Mr. Morris:

We are submitting this letter on behalf of Virage Logic Corporation (the “Company”) in response to the comments set forth in your letter dated June 30, 2010 relating to the above-mentioned documents filed by the Company with the Securities and Exchange Commission (the “Commission”).

In this letter, we have recited your comments in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for fiscal year ended September 30, 2009.

Business, page 3

1.	In future filings, please expand page 3 to disclose the material terms of the licensing agreement with AMD, such as the duration and termination provisions of the agreement. Also, please tell us where you filed as an exhibit the license agreement.

The Company respectfully informs you that it has not filed the AMD agreement as an exhibit to any filing with the Commission. While the AMD agreement is positive for the Company as an example of its ability to license intellectual property (“IP”) from third parties and

Confidential Treatment Requested by Virage Logic Corporation – VIRL001

ATLANTA    —    BEIJING     —    BRUSSELS    —    CHICAGO     —    CLEVELAND    —    COLUMBUS     —    DALLAS    —    DUBAI     —    FRANKFURT

    —    HONG KONG    —    HOUSTON    —    IRVINE     —    LONDON    —    LOS ANGELES    —    MADRID    —    MEXICO CITY    —    MILAN    —    MOSCOW     —    MUNICH    —    NEW DELHI    —    NEW YORK    —    PARIS    —    PITTSBURGH     —    SAN DIEGO    —    SAN FRANCISCO    —    SHANGHAI    —    SILICON VALLEY    —    SINGAPORE    —    SYDNEY     —    TAIPEI    —    TOKYO     —    WASHINGTON

JONES DAY

United States Securities and Exchange Commission

July 13, 2010

then “productize” the IP for sale to others, the Company believes that the AMD agreement is not a “material contract” within the meaning of Item 601 of Regulation S-K.1

The AMD agreement provides for the license by AMD to the Company of IP that the Company intends to use for the development of three new products. In exchange, the Company must pay to AMD license fees as well as royalties on sales of products developed by the Company using the IP it licensed from AMD. To date, the Company has made total license fee payments to AMD of approximately $ *** in cash. Of these payments, (a) $ *** was made in the quarter ended March 31, 2009, at the end of which period the Company had available cash, cash equivalents and short-term investments of approximately $55.9 million and total assets of approximately $97.2 million, (b) $ *** was made in the quarter ended September 30, 2009, at the end of which period the Company had available cash, cash equivalents and short-term investments of approximately $29.9 million and total assets of approximately $118.1 million, and (c) $ *** was made in the quarter ended March 31, 2010, at the end of which period the Company had available cash, cash equivalents and short-term investments of approximately $25.9 million and total assets of approximately $124.5 million. The remainder of the upfront license fees under the agreement, totaling approximately $ *** in cash, are milestone-based and are included in the “purchase obligations” line in the contractual obligations table on page 54 of the Company’s Form 10-K for its fiscal year ended September 30, 2009 (the “10-K”).

The Company is required to prepay an additional $ *** in sublicense fees if certain additional milestones are met. The Company does not expect that either the potential $ *** prepayment obligation or the remaining potential $ *** upfront payment obligation, if they are required to be paid, will be material, in view of the expected timing of the payments and the Company’s expected levels of cash, cash equivalents and short-term investments and total assets. Also, the Company intends to disclose the $ *** prepayment obligation, like the potential $ *** upfront payment obligation, in its contractual obligations table when the timing of such prepayment becomes sufficiently certain.

From an income statement perspective, the Company has to date amortized the estimated license fees payable to AMD on a straight-line basis at a rate of $ *** per quarter under the guidance in paragraphs ASC 985-20-35-1 through ASC 985-20-35-3. In no quarter has this expense exceeded *** percent of the Company’s cost of goods sold. The Company does not believe that these fees are material to its results of operations.

[1]	Item 601 requires the filing of “every contract not made in the ordinary course of business which is material to the registrant…”
***	Indicates confidential material redacted and separately filed with the Commission.

Confidential Treatment Requested by Virage Logic Corporation – VIRL002

JONES DAY

United States Securities and Exchange Commission

July 13, 2010

Any required royalty payments, except for the milestone-based $ *** prepayment described above, were indeterminate when the Company entered into the AMD agreement, because the Company had not yet developed any products based on the licensed IP. As of the date of this response, the Company has developed *** based on the AMD IP ***. With respect to the ***, the Company has *** sublicense agreements with customers and has received ***, and accordingly the Company has ***. The Company has entered into *** agreements each with *** for *** of the products. There is *** as a result of these transactions.

Because neither the fees paid by the Company to AMD under the agreement, the IP licensed from AMD nor the products developed from such IP are currently material, the Company has concluded that the AMD agreement is not material to the Company. If the AMD agreement becomes material to the Company in a future period, the Company undertakes that it will disclose any material terms and file the agreement pursuant to paragraph (b)(10) of Item 601.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Liquidity and Capital Resources, page 52

2.	Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

The Company acknowledges your comment, and confirms that in future filings it will discuss in more detail any material changes in the underlying drivers of its working capital changes, with an eye towards providing a sufficient basis for readers to analyze such changes.

Exhibits and Financial Statement Schedules, page 61

3.	Please tell us where you filed as exhibits your change in control severance agreements mentioned on page 30 and your employment agreements mentioned on page 35 of your definitive proxy statement filed on March 9, 2010.

***	Indicates confidential material redacted and separately filed with the Commission.

Confidential Treatment Requested by Virage Logic Corporation – VIRL003

JONES DAY

United States Securities and Exchange Commission

July 13, 2010

We respectfully inform you that the Company filed a form of the change in control severance agreements mentioned on page 30 as an exhibit to a current report on Form 8-K that it filed on March 8, 2007. In that Form 8-K, the Company reported that its board of directors had approved the form of agreement and authorized the Company to enter into it with executive officers. The Company subsequently entered into the same form of agreement with each of its executive officers. The Company hereby confirms that it will list such form of change in control severance agreement as an exhibit to its next periodic report.

The agreements referred to on page 35 are simple offer letters that provide for initial salary and benefits but do not provide for any severance, change of control or other extraordinary compensation. The Company has not filed these offer letters, but it has disclosed the material terms of each (i) in the case of Mr. McCranie, in a Current Report on Form 8-K filed on January 9, 2007 and (ii) in the case of Mr. Sereda, in a Current Report on Form 8-K filed on September 22, 2008. The Company hereby confirms that it will file each such offer letter as an exhibit to its next periodic report.

Financial Statements, page 65

Note 1. Organization and Summary of Significant Accounting Policies, page 69

Goodwill and Intangible Assets, page 72

4.	We note your disclosure here regarding your annual goodwill impairment testing. We further note that during the second quarter of fiscal 2009, you performed an interim goodwill impairment analysis resulting in the recording an impairment charge of $11.8 million. Please revise your disclosure here or in the Critical Accounting Policies section of Management’s Discussion and Analysis in future filings to clearly disclose the number of reporting units you have determined for purposes of your goodwill impairment testing. Please also revise to disclose when you perform your annual impairment testing.

The Company acknowledges your comment and confirms that in future filings it will disclose the number of reporting units it has determined for purposes of goodwill impairment testing, as well as the time of year when the Company performs its annual impairment testing, in the summary of its critical accounting policies. The Company supplementally advises you that it has one reporting unit and that it performs its annual goodwill impairment testing as of the end of each fiscal year. It also performs interim testing upon becoming aware of any indicators of impairment.

Confidential Treatment Requested by Virage Logic Corporation – VIRL004

JONES DAY

United States Securities and Exchange Commission

July 13, 2010

Note 5. Restructuring Charges, page 86

5.	We note disclosures about the liabilities resulting from your fiscal 2009 restructuring plans. According to the table on accrued expenses as of September 30, 2009 on page 81 of Note 3, accrued restructuring liabilities were approximately $4.2 million. However, based on the information reflected here, accrued restructuring liability was approximately $2.5 million. Please provide a reconciliation to explain the reason(s) for this difference.

The Company has three different restructuring plans: the Virage Logic 2009 restructuring plan, an acquisition-related restructuring plan accounted for as part of the purchase price for ARC International plc (“ARC”) and the restructuring plans that were initiated by ARC prior to its acquisition by Virage Logic and assumed by the Company. Please refer to pages 86 and 87 of the 10-K.

The following schedule lists restructuring liabilities of the three plans as of September 30, 2009:

Restructuring Plans	Balance as of 9/30/2009 ($ in millions)
Virage Logic 2009 restructuring plan	$0.3
ARC acquisition-related restructuring plan	$2.8
ARC restructuring plan prior to acquisition	$2.2

Total	$5.3

Out of the total $5.3 million, $4.2 million will be paid within one year. This amount was classified as a short-term liability (accrued restructuring) and was part of the Company’s total Accrued expenses as stated in the table on page 81 of the 10-K. The remaining $1.1 million will be paid beyond one year and therefore was classified as a long-term liability (Other long-term accruals). The breakdown is listed below:

Type of liabilities	Balance as of 9/30/2009 ($ in millions)
Accrued expenses	$4.2
Other long-term accruals	$1.1

Total	$5.3

We were unable to locate a direct reference to $2.5 million on page 86 of the 10-K. The $0.3 million related to the 2009 restructuring plan and the $2.2 million related to the ARC restructuring plan prior to acquisition are reflected in the total lines of the tables on pages 86 and 87. These two accruals, together with the full $2.8 million accrued for the ARC acquisition-related restructuring plan, comprise the total $5.3 million accrual referred to above.

Confidential Treatment Requested by Virage Logic Corporation – VIRL005

JONES DAY

United States Securities and Exchange Commission

July 13, 2010

Form 10-Q for the quarterly period ended March 31, 2010

Note 2, Business combinations, page 13

6.	We note that in determining the total consideration transferred in the NXP acquisition, you included a liquidity discount to reflect trading restrictions on the shares issued. We further note the trading restrictions are for periods up to 30 months. Based on the information provided, it appears the net liquidity discount used was approximately 25%. Please explain to us in greater detail the material provisions of the trading restrictions, including the length of time each block of shares is restricted from trading. Please also explain to us how you determined the liquidity discount to record relating to these trading restrictions. Finally, with reference to any authoritative accounting literature on which you relied, explain to us why you believe it is appropriate to reduce the value of the consideration transferred by this liquidity discount.

The Company’s shares issued in the NXP acquisition cannot be transferred to any third party without the Company’s approval for 30 months from the transaction closing date. The shares are released from restriction according to the following schedule:

	Number of shares	Months from close date
	100,000 per month	6-22
	66,667	17
	833,333	30

Total	2,500,000

Additionally, in no event is NXP permitted to transfer in any 30-day period a number of shares that is more than the greater of (a) 250,000 or (b) the number of shares that is ten times the average daily trading volume of the shares in the 60 daily trading sessions immediately prior to the proposed transfer date.

The Company estimated the liquidity discount relating to such transfer restriction by applying the protective put model. Under this approach the Company assumed that a typical market participant who is restricted from selling the Company’s shares could purchase a put to protect from downside losses if the stock price fell during the restriction period. The Company calculated the value of the put option by using Black-Scholes option pricing model. For the purpose of this calculation the Company assumed 50% volatility based on the historical and expected volatilities of the Company’s publicly traded shares and comparable public companies. Additionally, the Company confirmed the implied discount for the lack of marketability using restricted stock studies.

Confidential Treatment Requested by Virage Logic Corporation – VIRL006

JONES DAY

United States Securities and Exchange Commission

July 13, 2010

By analogy to ASC 820-10-35-19 (as further illustrated by an example in ASC 820-10-55-52), the fair value of securities should consider the impact of attributes specific to such securities, i.e., transfer restrictions legally attached to the securities. The Company concluded that transfer restrictions stipulated in the NXP asset purchase agreement are attributes specific to the Company’s shares because the certificate relating to the shares issued in the NXP acquisition has the following legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER AND REPURCHASE RIGHTS PURSUANT TO ANNEX K OF AN ASSET PURCHASE AGREEMENT BY AND BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THIS CERTIFICATE (“ANNEX K”), A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER, AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT AS SET FORTH IN ANNEX K.

Accordingly, the Company believes that such restrictions would be considered by market participants in the valuation of the Company’s shares issued in the NXP acquisition and should be considered when determining fair value of such shares.

7.	We note that in connection with the NXP acquisition, you entered into three related agreements with NXP. For each of the agreements, please explain how you considered the guidance in paragraphs 805-10-25-20 through 805-10-25-22 in determining whether the agreement was part of the business combination. Please also clarify how, if at all, these agreements impacted your accounting for the business combination.

In connection with the NXP assets acquisition, the Company entered into the intellectual property transfer and license agreement, master license agreement and technology services agreement.

Under the intellectual property transfer and license agreement: (1) the Company licensed back to NXP the technology, software and associated intellectual property rights included in the acquired assets, so that NXP could continue to use these rights in its operations; (2) NXP granted the Company a perpetual, royalty-free license to certain patents and other intellectual property rights of NXP, and (3) the Company agreed to pay a royalty to NXP based on the revenue the Company receives from licensing to third parties the assets the Company acquired from NXP. The intellectual property licensed under this agreement was controlled and used by NXP prior to the transaction. The agreement (a) does not relate to the pre-existing relationship between the Company and NXP, (b) is not a transaction that compensates employees or former owners of the

Confidential Treatment Requested by Virage Logic Corporation – VIRL007

JONES DAY

United States Securities and Exchange Commission

July 13, 2010

acquiree for future services and (c) is not a transaction that reimburses the acquiree or its former owners for paying the Company’s acquisition-related costs. Therefore, pursuant to the guidance in ASC 805-10-25 and ASC 805-10-55-18 the Company concluded that this arrangement is a part of the business combination. Based on this assessment the Company allocated a portion of the purchase price to the acquired intangible assets (intellectual property acquired or licensed from NXP) based on the Company’s best estimate of the fair value relating to future economic benefits, net of estimated future royalties to NXP. For the purpose of the purchase price allocation, the estimated future benefits from such intellectual property did not include any future revenue from NXP under the master license agreement or technology services agreement.

Under the master license agreement and technology services agreement the Company is licensing to NXP substantially all of the Company’s pre-existing intellectual rights for a period of 3.5 years and will also provide NXP with support and engineering services related to integrated circuit design. Both arrangements are new arrangements entered into by the Company for the purpose of providing future economic benefits to the Company. There were no benefits received by the acquired business or NXP before the transaction with regards to these arrangements. Therefore, the Company concluded that neither master license agreement nor technology services agreement is a part of the business combination. The Company valued the standalone enterprise value of the acquired business using established valuation techniques and confirmed that the value of the NXP assets approximated the fair value of the purchase consideration. Thus, the Company concluded that the entire amount the Company paid to NXP is related to the business acquired.

Item 4. Controls and Procedures, page 28

Evaluation of Disclosure Controls and Procedures, page 28

8.	We note your statement that your chief executive officer and chief financial officer have concluded that your “disclosure controls and procedures were effective in providing reasonable assurance that material information relating to [us] and [y]our consolidated subsidiaries is recorded, processed and made known to management on a timely basis, including during the period when [we] prepare [y]our periodic SEC reports.” The language included after the word “effective” appears superfluous since disclosure controls and procedures is defined in Rule 13a-15(c) of the Exchange Act. Please revise future filings to remove the language that is included after the word “effective.” Alternatively, if you elect to include language after management’s conclusion regarding disclosure controls and procedures in future filings, please revise the language to conform to the entire definition of disclosure controls and procedures as set forth in Rule 13a-15(c) of the Exchange Act.

Confidential Treatment Requested by Virage Logic Corporation – VIRL008

JONES DAY

United States Securities and Exchange Commission

July 13, 2010

The Company acknowledges your comment and confirms that in future filings it will remove the words following “effective” from the statement regarding its chief executive and financial officers’ conclusions on the effectiveness of its disclosure controls and procedures.

*  *  *

We have provided along with this response letter a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, or if we may be of further assistance, please feel free to contact me at (650) 739-3997 or Brian Sereda, Chief Financial Officer of the Company, at (510) 360-8017.

Sincerely,

/s/ Stephen E. Gillette

Enclosure

Confidential Treatment Requested by Virage Logic Corporation – VIRL009

[Letterhead of Virage Logic Corporation]

July 13, 2010

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549-3628

Attention: Daniel Morris, Special Counsel

Re:    Virage Logic Corporation

          Form 10-K for fiscal year ended September 30, 2009

          Filed December 15, 2009

          Form 10-Q for the quarterly period ended March 31, 2010

          File No. 0-31089

Dear Mr. Morris:

We refer to your letter dated June 30, 2010 relating to the above-mentioned documents filed by Virage Logic Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”) and to the related response letter by Jones Day dated July 13, 2010.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, or if we may be of further assistance, please feel free to contact Brian Sereda at (510) 360-8017.

Sincerely,

VIRAGE LOGIC CORPORATION

By:	/s/ Brian Sereda
Brian Sereda
Vice President of Finance and
Chief Financial Officer